Dehaier Receives CFDA Approval for Morpheus OX Sleep Diagnostic Software

BEIJING, June 5, 2014 - Dehaier Medical Systems Ltd. (NASDAQ: DHRM) (“Dehaier” or the “Company”), an emerging leader in development, assembly, marketing and sale of medical devices and sleep respiratory products in China, today announced that it had received approval from the China Food and Drug Administration (CFDA) for its Morpheus Ox software.

Dehaier Medical applied to the CFDA to register the Morpheus Ox software in July 2013. With completion of this registration, we have collected all certifications for four key components of Dehaier’s Sleep Respiratory Solutions: the second generation DHR998 Sleep Diagnostic Device, photoplethysmography (PPG) sensor, sleep diagnostic software and continuous positive airway pressure ventilator in order to establish a comprehensive product line for Obstructive Sleep Apnea. Dehaier’s Morpheus Ox products assist with the diagnosis of sleep apnea, provide treatment options to apnea patients and allow post-treatment evaluation services to pinpoint further opportunities for improvement.

Dehaier Chairman and CEO Mr. Ping Chen stated, “We are confident that China’s sleep respiratory market, which is still at an early stage of development, has tremendous growth potential and that our products position us well to increase market share. Our comprehensive line of products focused on disease diagnosis, treatment and curative effect evaluation provide a one-stop solution to meet market demand. After the receipt of the fourth registration certificate for our Morpheus Ox product line, we are ready to launch the solution for sale. We showcased the Morpheus Ox System and workstation at the 2014 Third Annual Jiangxi Sleep Medicine Seminar from May 30 to 31, 2014. Based on our marketing campaign during the past couple months, we are excited to see strong interest from a variety of hospitals and physical examination centers. We are beginning to further our marketing and sales activities for our sleep respiratory products nationwide, and we expect our sleep respiratory business will grow through the rest of 2014 as we move toward mobile health care and telemedicine.”

About the Morpheus Ox System

The Morpheus Ox System is a cost-effective, portable home sleep diagnostic and monitoring solution. By collecting and recording the physiological data from patients who wear the watch-sized device at home, the advanced automatic sleep scoring software makes an accurate and reliable sleep diagnosis, including Apnea Hypopnea Index (AHI), sleep/wake time, and Cheyne-Stokes breathing patterns. The new generation Morpheus Ox is a comprehensive platform that manages a cost-effective sleep services operation, including patient electronic medical records, cardiac and sleep diagnostics results, as well as complete workflow management. The web-based automatic scoring and data management are able to increase operational efficiency and provide opportunities for us to offer other services by giving users valuable and timely clinical information to improve patient treatment.

About Dehaier Medical Systems Ltd.

Dehaier is an emerging leader in the development, assembly, marketing and sale of medical products, including medical devices and sleep respiratory products. The company develops and assembles its self-branded medical devices and sleep respiratory products from third-party components. The company also distributes products designed and manufactured by other companies, including medical devices from IMD (Italy), HEYER (Germany) and Timesco (UK). Dehaier's technology is based on six patents and ten software copyrights. More information may be found at http://www.dehaier.com.cn

Forward-looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, fulfillment of bids and contracts, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Dehaier Medical Systems Limited

+86 10-5166-0080

Surie Liu lius@dehaier.com.cn

Janice Wang wangxq@dehaier.com.cn